April 8, 2015

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Stericycle, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 0-21229

Dear Mr. O’Brien:

I am writing with regard to the Staff’s letter of March 25, 2015 concerning the above-referenced filing of Stericycle, Inc.  Due to the travel schedules of key personnel and our upcoming first quarter earnings conference call, we are requesting additional time to provide our response to the Staff’s letter.  Accordingly, Stericycle will provide its response to the Staff’s letter on or before May 1, 2015.

Please contact me at (847) 607-2078 with any questions or concerns.

Very truly yours,

/s/ John Schetz

John Schetz
Executive Vice President and General Counsel